PRESS RELEASE

Klondex Discovers New Veins at Fire Creek; Intercepts 9.1 g/t (0.266 opt) Au over 17.1 m (56.0 ft)

Vancouver, BC – August 4, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") provides an update on recent drill results from underground and surface core drilling at its Fire Creek gold project in northern Nevada (FIGURE 1).

The intent of this drilling was to increase the mineral resources by stepping out vertically and laterally on known veins to the West and follow up on favorable targets south of the underground development (WEST TABLE 1 and SOUTH TABLE 2).

West Zone Drilling Highlights:

•	9.6 g/t (0.281 opt) Au over 6.1 m (20.0 ft) – FCU-0016 – New Vein
•	42.5 g/t (1.240 opt) Au over 0.9 m (3.0 ft) – FCU-0016B – Honeyrunner
•	19.9 g/t (0.580 opt) Au over 1.5 m (5.0 ft) – FCU-0172 –Vein 21
•	14.5 g/t (0.423 opt) Au over 1.5 m (5.0 ft) – FCU-0174 –Vein 22
•	79.7 g/t (2.325 opt) Au over 0.8 m (2.5 ft) – FCU-0192 – Honeyrunner
•	221.6 g/t (6.463 opt) Au over 0.3 m (1.0 ft) – FCU-0318 – Vein 46

South Zone Drilling Highlights:

•	9.1 g/t (0.266 opt) Au over 17.1 m (56.0 ft) – FCC-0003 – New Vein
•	19.3 g/t (0.563 opt) Au over 1.2 m (4.0 ft) – FCC-0003 – New Vein
•	15.8 g/t (0.461 opt) Au over 3.7 m (12.1 ft) – FCC-0003 – Vein 6
•	16.5 g/t (0.483 opt) Au over 2.3 m (7.4 ft) – FCC-0021 – Vein 6

The West Zone drilling (FIGURE 2) is comprised of 44 underground core drill holes totaling 4,391 m (14,407 ft) from six drill platforms and from the Karen vein sills. The drilling extended the four known mineralized veins by a collective of 426.7 m (1,400 ft) laterally and 182.8 m (600 ft) vertically in the West Zone. Additionally, new parallel mineralized structures were intercepted 152.4 m (500 ft) west of the Karen vein or 167.6 m (550 ft) west of the underground workings.

The South Zone drilling (FIGURES 3 and 4) includes two surface drill holes, totaling 494.1 m (1,621 ft), located south of the underground development. The drilling followed up on RC drill results described in the December 19, 2013 press release, filled a gap in the Vein 6 resource model, and indicates additional mineralization to the south.

Brian Morris, VP Exploration and Geology Services of Klondex, commented, “These results continue to demonstrate that the project is significantly under drilled. Continued drilling will be critical in gaining the geologic understanding to increase our effectiveness at expanding our current mineral resources and to lead us to new discoveries within the district.”

All 44 underground core drill holes and two surface drill holes will be included in the upcoming mineral resource estimate update.

Drill assays were performed by American Assay Laboratories (AAL) of Sparks, Nevada ( independent laboratory), using fire assay with gravimetric finish as directed under the supervision of Klondex staff. True width are not known at this time. A description of the sampling procedures, quality assurance program and quality control measures applied is found in the technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", with an effective date of December 31, 2014, which is available under the Company's issuer profile on SEDAR at www.sedar.com.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex owns and operates the Fire Creek Project and Midas Mine and Mill in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day capacity milling facility is processing mineralized materials from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information
Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person

Brian Morris, Klondex Mines VP Exploration is the Qualified Person (AIPG CPG-11786), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information

A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing, extent and success of exploration drilling activities, the timing and completion of an updated mineral resource and mineral reserve estimate at the Fire Creek Project and the possible expansion of mineral resources at the Fire Creek Project. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; the risks associated with environmental and governmental compliance; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com